SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Relevant Matter – Change in the holding ownership that represents the control group

2.	Information in Compliance with Title XII, Chapter I, Sections 2 and 3 and Title II, Chapter III, Section 15 of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013)

3.	Call for an Ordinary and Extraordinary General Shareholders´ Meeting – April 8, 2016

Item 1

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 8th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Relevant Matter – Change in the holding ownership that represents the control group

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), following the information submitted to the Comisión Nacional de Valores and the Buenos Aires Stock Exchange on October 25, 2014 and November 14, 2013, through which it was informed that Telecom Italia Group had accepted the offer of Fintech Telecom LLC for the acquisition of its shareholding stake in Sofora Telecomunicaciones S.A. (“Sofora”), an indirect controlling shareholder of the Company.

In this regard, it is informed that having obtained the authorization from the National Communications Authority (Ente Nacional de Comunicaciones or “ENACOM”) for the transfer of shares through ENACOM ´s Resolution N°277, today, the Telecom Italia Group transferred 51% of the shares of Sofora to Fintech Telecom LLC.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

Item 2

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 8th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Sections 2 and 3 and Title II, Chapter III, Section 15 of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013)

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) to inform you that:

1.	Due to the closing of the transfer transaction of the 51% equity interest in our indirect controlling company Sofora Telecomunicaciones S.A. by the Telecom Italia Group in favor of Fintech Telecom LLC, today were received resignation letters by the Directors: Oscar Carlos Cristianci; Francesca Petralia; Gianfranco Ciccarella; Andrea Mangoni; Piergiorgio Peluso and Enrique Llerena as well as by the alternate Directors: Jorge Luis Perez Alati; Lorenzo Canu; Jorge Alberto Firpo; Aldo Raúl Bruzoni and María Virginia Genovés.

2.	In the meeting held today, the Board of Directors of Telecom Argentina accepted the resignations rendered by the Directors and alternate Directors mentioned in Item 1 and requested the Supervisory Committee to appoint their replacements until the next Shareholders´ Meeting is held, in accordance with the provisions of Article 258, second paragraph, of the General Corporation Law (“Ley General de Sociedades”).

3.	The Supervisory Committee designated as Directors: Mr. Mariano Marcelo Ibáñez; Mr. David Manuel Martínez; Mr. Carlos Alejandro Harrison; Mr. Martín Héctor D´Ambrosio; Mr. Pedro Chomnalez and Mr. Alejandro MacFarlane as well as Alternate Directors: Mr. Christian Whamond; Mr. Saturnino Jorge Funes; Mr. Bernardo Saravia Frías; Mr. Gabriel Hugo Fissore; Mr. José Luis Galimberti and Mr. Ignacio Villarroel, in all the cases until the next Shareholders´ Meeting is held.

Mr. Christian Whamond, Mr. Saturnino J. Funes, Mr. Bernardo Saravia Frías; Mr. Gabriel Hugo Fissore, Mr. José Luis Galimberti and Mr. Ignacio Villarroel, may replace indistinctly, Mr. Mariano M. Ibáñez, Mr. David Manuel Martínez, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Pedro Chomnalez and Mr. Alejandro MacFarlane.

4.	Mr. Carlos Alejandro Harrison, Mr. Martín Hector D´Ambrosio, Mr. Bernardo Saravia Frías and Mr. Gabriel Hugo Fissore qualify as “independent” directors both under the Rules of the Comisión Nacional de Valores and of the US Securities & Exchange Commission (“SEC”). Mr. Alejandro MacFarlane qualifies as “independent” director under the Rules of the U.S. Securities & Exchange Commission. All other directors and alternate directors designated qualify as “non- independent”.

5.	Mr. Mariano Marcelo Ibáñez was designated Chairman of the Board of Directors of Telecom Argentina.

6.	As Mr. Oscar Carlos Cristianci and Mr. Enrique Llerena were also members of the Company´s Audit Committee, the Board of Directors decided to appoint as their replacement the regular directors Mr. Martín Héctor D´Ambrosio and Mr. Alejandro MacFarlane as members of the Audit Committee of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ María Delia Carrera Sala
Attorney-in-fact

Item 3

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 8th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Call for an Ordinary and Extraordinary General Shareholders´ Meeting – April 8, 2016

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), in order to inform you that the Company’s Board of Directors in a meeting held today resolved to summon for an Ordinary and Extraordinary General Shareholders´ Meeting to be held on April 8, 2016 at 10:00 am on first call and at 11:00 am on second call to address the purposes set forth for the Ordinary Meeting.

Promptly, we will submit the additional documentation required in Section 4, Chapter II, and Title II of the Comisión Nacional de Valores Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/ María Delia Carrera Sala
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 8th, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations